Mail Stop 3720

April 13, 2007

Mr. Jeffrey Arnold
HSW International, Inc.
One Capital City Plaza
3350 Peachtree Road, Suite 1500
Atlanta, Georgia 30326

> **Re:** **HSW International, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 14, 2007**
> **File No. 333-141286**
>
> **INTAC International, Inc.**
> **Form 10-K for the year ended September 30, 2006**
> **Filed December 14, 2006**
> **File No. 0-32621**

Dear Mr. Arnold:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
Letter to Shareholders

1.   Disclose the total number of shares to be issued in the merger assuming the number of each company's shares outstanding as of the most recent date prior to mailing the materials. Similarly revise throughout the document.

2.   Clarify that the merger is contingent upon approval and adoption of the share purchase agreement and distribution business sale. Revise the INTAC proxy card to briefly indicate which proposals are conditioned on the approval of others. See Rule 14a-4(a).

References to Additional Information

3.   HSW International is not permitted to incorporate information by reference. Delete all instances where the disclosure suggests otherwise.

Questions and Answers about the Merger

4.   Add a question and answer addressing the following: What will happen if the share purchase agreement and distribution business sale are not approved? Make clear that the Board would seek to sell the distribution business to a third party if the distribution business sale to Cyber is not approved.

5.   In the answer to "Is the merger expected to be taxable to INTAC stockholders?," the reference to INTAC shareholders "generally" not being subject to U.S. federal income tax is unnecessarily vague. Please replace with the following sentence taken from your later tax discussion: "A U.S. holder who exchanges INTAC common stock for HSW International common stock will not recognize any gain or loss on the exchange."

6.   We note that Mr. Zhou intends on voting his shares for the merger but he and his affiliates and associates will not vote their shares on the distribution business sale. Make clear in the question and answer regarding the percentage of INTAC common stock held by insiders as a group what percentage will be permitted to vote on the distribution business sale.

Summary, page 10

7.   Consider including a chart illustrating the before and after organizational structure of the companies (including share ownership of each company's shareholders and insiders) reflecting the merger, share purchase agreement and distribution business sale.

What INTAC Shareholders Will Receive in the Merger, page 9

8.   Make clear that there is no cap on the number of shares that could be issued in the equity financing so the percentage ownership of the combined company held by former INTAC shareholders may be significantly diluted.

Asset Contribution Between HSW and HSW International, page 10

9.   Disclose here and on page 46 the number of shares that will be issued to HSW in the exchange and how this amount was determined.

Stock Purchase Agreements, page 11

10.   In light of the relative size of the equity financings to the total number to be outstanding of HSW International and the conditions and possible adjustments to the number of shares to be issued in the equity financings, please provide us with a legal analysis explaining why the equity financings should be considered valid private placements under Section 4(2) and not indirect primary offerings by HSW International through the equity investors.

Material United States Federal Income Tax Consequences of the Merger, page 11

11.   The disclosure indicates that the merger is conditioned on your receipt of an opinion from counsel that the merger and asset contribution will qualify as a transaction under Section 351 of the Code or that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. You then state that so long as the merger and asset contribution qualify as a transaction under Section 351 of the Code, it will be not be a taxable transaction. Please also address the tax implications of the merger as a reorganization under 368(a) or tell us why this is not necessary.

Interests of HSW International Directors and Executive Officers in the Mergers, page 13
Interests of INTAC Directors and Executive Officers in the Mergers, page 13

12.   Please revise to quantify in dollar terms the interests of certain directors and officers. Provide expanded disclosure on pages 70 and 71 by presenting quantified information on both an aggregate and an individual basis.

The Merger Agreement, page 15

Conditions to Completion of the Mergers, page 15

13.   We note the disclosure on page 82 regarding resolicitation. Please also disclose here whether it is the INTAC board's intent to resolicit stockholder approval of the merger if either party waives material conditions. We believe that resolicitation is generally required when companies waive material conditions to a merger, and such changes in the terms of the merger render the disclosure that you previously provided to shareholders materially misleading.

14.   Because the tax consequences are material, a waiver of the condition that the parties receive favorable tax opinions and any related changes in the tax consequences to investors would constitute material changes to your prospectus necessitating amendment and resolicitation. If the tax opinion condition is waiveable, please confirm that INTAC will recirculate and resolicit if there is a material change in tax consequences and the condition is waived, or advise us why you believe it is not necessary to do so. Please also note our position that the executed tax opinions must still be filed prior to effectiveness, regardless of your undertaking to recirculate and resolicit.

Closing, page 16

15.   Explain here, and elaborate on page 99, what "termination of certain guarantees provided by INTAC" refers to.

Risk Factors, page 25

16.   We note the disclosure on page 58 indicating that the implied equity value for INTAC calculated by the financial advisor was significantly lower than the trading price of the INTAC stock. Even though the financial advisor provides its reasons for the discrepancy, you should highlight the significant disparity between the two in an appropriately captioned risk factor. Also, compare the relative equity value for the per share price being paid by the equity investors and the INTAC shareholders and address any discrepancy.

17.   Unless there are reasons to believe otherwise, the illiquid nature of INTAC's common stock, suggested by the financial advisor as the reason for the valuation discrepancies, should be addressed in terms of the possible trading market for HSW International's common stock.

18.   In light of Mr. Zhou's significant control over INTAC and Cyber, consideration should be given to highlighting the potential conflicts of interests involved in the negotiation of the terms of the transactions.

HSW International and INTAC will incur significant costs…., page 22

19.   The last two sentences of this risk factor concerning the European investors represent a distinct risk that should be addressed under a separate heading. In doing so, please identify DWS and clarify whether liquidated damages apply in the event there is a delay filing the resale registration statements or there is a delay in their being declared effective.

The combined company expects to incur substantial expense…., page 22

20.   Quantify in dollar terms the "substantial expenses" the company expects to incur.

As a result of the merger, the combined company may become responsible…., page 24

21.   Explain, and quantify, what Mr. Zhou's payment obligations are.

The combined company's internal control over financial reporting…., page 28

22.   Disclose the material weaknesses that were identified as of September 30, 2005
        and describe the steps management took to improve and eliminate the same. In
        this regard, we note that material weaknesses continued to exist as of September
        30, 2006 and for the quarterly period ended December 31, 2006. Revise the risk
        factor to highlight this fact.

If the combined company is not able to attract and retain key management…, page 36

23.   Although Mr. Zhou will be CEO of INTAC following the merger, it appears
        through his control of Cyber that he will be directly involved in the distribution
        business being sold by INTAC. Consider addressing whether Mr. Zhou's
        continued involvement in the distribution business will impact his management
        role with INTAC following the merger.

The concentration of the combined company's stock ownership, as well as the combined
company's Amended and Restated Certificate of Incorporation…., page 36

24.   Clarify whether the anti-takeover provisions that will exist post-merger are
        different from INTAC's current Certificate and Bylaws.

The Companies, page 41

HSW International, page 44

25.   Significantly expand the discussion in this section to provide HSW International's
        full business description as required by Item 101 of Regulation S-K. In doing so,
        make clear whether HSW International's business will be a mirror of HSW's
        current business with the notable exception of being provided solely in Brazil and
        China. See Item 14 of Form S-4.

26.   You state under "HSW International's Resulting Lines of Business" that the
        company is positioned to "become a leader in the Chinese online publishing
        market and enter the Brazilian online publishing market…." In light of the risk
        factor on page 24, please substantiate this claim.

Background of the Merger and Distribution Business Sale, page 47

27.   Please elaborate on the "unique long-term relationship" that INTAC has had with the Ministry of Education as referenced on page 48.

28.   Please clarify whether HSW approached INTAC about a possible merger involving all the businesses of INTAC (as opposed to just the career development and training services segment) in mid-December 2005.

29.   Identify the members of senior management that met during the week of January 9, 2006. Elaborate on the financial outlooks and potential synergies that were discussed. See also comment [43] below regarding management forecasts.

30.   Please provide details of the term sheet entered into by the parties on January 23, 2006.

31.   Please disclose the "certain terms of the merger agreement that were essential to INTAC's negotiations with HSW regarding the proposed merger" as noted in the fifth paragraph on page 50 and indicate whether the INTAC board ever made a counter offer.

32.   We note that Savvian updated the INTAC board of directors on matters related to the status of the merger on April 13, 2006 and that Savvian reviewed with the INTAC board the financial terms of the proposed merger and presented detailed financial analysis regarding those financial terms. Please clarify whether this was the first instance in which the financial advisor met with the board. If it is not, revise the disclosure to discuss an earlier time and describe the substance of those meetings. In addition, advise us why the presentations at the April 13, 2006 meeting, and all other meetings (including the April 17 meeting and the January 28, 2007 meeting concerning the distribution business sale), do not constitute a "report, opinion or appraisal materially relating to the transaction" within the meaning of Item 4(b) of Form S-4. Alternatively, provide all of the disclosure about these presentations that is required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. We may have further comment after reviewing your response.

33.   Disclose whether the July 2006 discussions between the INTAC board and Mr. Zhou regarding the distribution business sale constituted the first time the parties considered such a transaction. Elaborate on the steps taken by the INTAC board to ensure that the transaction was arm's length and fair to the company and its shareholders. For example, did the board consider soliciting third party offers for the distribution business sale?

34.   Elaborate on the terms of the business sale discussed between the representatives of INTAC and HSW in early August 2006. Identify the representatives from each company.

35.   File the August 10, 2006 letter of intent between INTAC and Mr. Zhou.

36.   Please identify the INTAC disinterested directors.

INTAC's Reasons for the Merger and Distribution Business Sale and Recommendation of the INTAC Board of Directors, page 53

37.   The bullets beginning on page 53 list factors considered by INTAC's board, but the disclosure does not explain how the factors impacted the board's decision. Substantially revise the various factors to highlight why and/or how they affected the board's decision making. By way of illustration only, how did INTAC's financial condition, results of operations, business, competitive position and business prospects impact the board's reasons for the merger as noted under "Business, Condition and Prospects"?

38.   Elaborate on the "complimentary strengths" of the INTAC business and contributed assets under "Strategic Advantages." Disclose the information reviewed by the board with respect to the prospects of the combined enterprise and disclose the material assumptions underlying these prospects**.**

39.   Please elaborate on INTAC's obligations under the merger agreement to take measures to restructure INTAC's PRC operations as noted under "Restructuring of Ownership Structure of PRC Operations."

Opinions of INTAC's Financial Advisor, page 56

40.   Provide us with any analyses, reports, presentations, or similar materials, including projections and board books, provided to or prepared by the advisor in connection with rendering the fairness opinions. We may have further comment upon receipt of these materials. Also provide us with a copy of the engagement letters.

41.   Please note that disclosure of financial forecasts prepared by management may be required if the forecasts were provided to third-parties, including a third-party's financial advisor. Accordingly, please disclose all material projections that HSW or HSW International provided to INTAC and/or its financial advisor and the projections that INTAC gave to HSW or HSW International, or advise us why they are not material. Also disclose the bases for and the nature of the material assumptions underlying the projections.

42.   As required by Item 1015(b)(4) of Regulation M-A, please state the amount of fees the financial advisors will receive. Disclose the portion of the fee that is contingent upon completion of the merger. Provide similar disclosure in the summary. Also revise any references to the advisors' opinions appearing in the sections relating to the board's reasons for the merger to address these contingent payments and consider adding a risk factor to address the contingent nature of the fees payable.

43.   To aid the average investor in understanding the financial analyses summaries, revise each of them to explain in concise and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and, specifically, to the consideration that they are receiving in the merger. Include a more detailed summary of the analyses performed, such as the multiples (and how the advisor arrived at the various multiples), ranges, means/medians and quantified values calculated for each analysis, and provide more detailed explanations of how the various implied exchange ratio ranges were calculated. Describe why the particular analyses were used and then why particular measures or methodologies were chosen for each analysis.

44.   Elaborate on the "liquidity and capital resources concerns facing INTAC" as noted on page 58.

Agreements Related to the Merger, page 92

45.   Please elaborate on the terms of the Letter Agreement, including the provision related to the formation of a partnership and contribution of all assets. Clarify why INTAC and HSW International would share ownership in the partnership when INTAC will be a wholly-owned subsidiary of HSW International following the merger.

Stock Purchase Agreements, page 94

46.   Disclose whether any of the equity investors are affiliates of either company.

HSW International and INTAC Management's Discussion and Analysis of Financial Condition and Results of Operations, page 101

47.   The Commission's Interpretive Release No. 33-8350, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," located on our website at http://www.sec.gov/rules/interp/33-8350.htm, suggests that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please include an executive

level Overview section for both HSW International and INTAC that discusses any known trends or uncertainties that could materially affect each company's results of operations in the future, including any trends management considers meaningful for investors in understanding the combined company's prospects after the merger. For example, provide expanded discussions regarding the basis for INTAC's management's belief that focusing on the career training and development and education markets are more attractive growth opportunities and have higher margins than the wireless handset distribution business. Furthermore, please provide insight into challenges, risks, uncertainties and opportunities which management is aware of and discuss any actions being taken to address the same.

48.   Please provide a discussion regarding the company's ability to meet its long-term liquidity needs. Note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

Liquidity and Capital Resources, page 111

49.   We note that Mr. Zhou pledged 3 million shares of INTAC common stock to secure certain receivables. Confirm that these are not the same shares that are being exchanged pursuant to the share purchase agreement.

Beneficial Ownership Information, page 123

50.   The determination of beneficial ownership should be made within 60 days of the date of the joint proxy/prospectus. Please revise. In doing so, include the shares underlying options that will vest upon consummation of the merger.

Experts, page 154

51.   We note from a Form 8-K filed on April 3 that INTAC changed auditors. Please make sure you update your incorporation by reference section to cover all periodic reports and current reports filed prior to effectiveness.

Special Note Regarding Forward-Looking Statements, page 156

52.   We note your reliance upon the safe harbor for forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. Please note that reliance in initial public offerings is not permitted. See Section 27A(b)(2)(d) of the Securities Act and Section 21E(b)(2)(D) of the Exchange Act.

Financial Statements

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 126

53.   We note in the second paragraph on page 126 that the purchase price will be determined based on an independent valuation of the HSW International shares issued to INTAC shareholders. In light of the fact that the HSW International shares do not have a quoted market price, it is unclear to us why you are using this as your basis for valuing the purchase consideration. It seems the value of the consideration received, the INTAC common stock, is more readily determinable than the value of the consideration given as it has a quoted market price. Please revise or advise us.

54.   Explain to us how you have determined the fair value of the HSW International options to be issued. Also, expand your disclosures to clarify how you are accounting for these options, including unvested options to be issued to INTAC employees, and advise us.

55.   Refer to the second paragraph of page 126 where you disclose that the estimated purchase price and the fair value of the assets acquired are preliminary and may change. Please revise to include management's assertion that the preliminary assumptions and estimated amounts will not materially differ from the final assumptions and amounts or include additional pro forma information giving effect to the range of possible results. Refer to Rule 11-02(b)(8) of Regulation S-X.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 127

56.   So that readers may clearly understand the impact of the merger, please revise your pro forma balance sheet to present in a subtotal column the effects of the merger first, followed by a column for the adjustments necessary to give effect to your firmly committed issuance of common stock and a final column presenting the combined impact of both the merger and the equity issuance.

57.   In light of the disclosure in the last paragraph of footnote (3), we do not understand how you arrived at the pro forma balance of $106,547,481 for additional paid-in capital. Please reference your pro forma adjustment to a separate footnote that clearly explains the components of the adjustment amount, and advise us.

Notes to Financial Statements and Pro Forma Adjustments, page 129

58.   Reference is made to footnote (2). For clarity, please disclose the facts and circumstances concerning Mr. Zhou's purchase of the distribution business, and your accounting for it, in a separate footnote. Also, regarding your proposed

accounting, it is unclear why you will not be recording the 3 million shares at their quoted market price as of the transaction date. Please explain to us the basis for your accounting, including any references to supporting US GAAP literature, and disclose.

59.   To avoid confusion, move your summary of the purchase price allocation so that it appears within footnote (2).

60.   Please explain to us, in detail, the basis for your conclusion that the intangible assets "licenses to operate in China" and "vendor endorsements in China" should be assigned indefinite lives under the guidance in SFAS No. 142. Include in your response all facts and circumstances considered by management when making these determinations. Please also provide in your response:

- a description of the nature and terms of the licenses;
- a description of the nature and terms of the endorsements, including a description of the counter party;
- an explanation of how you expect to use each asset;
- identification of any legal, regulatory, or contractual provisions that may limit the assets useful life;
- an explanation of why you believe the endorsing vendor will remain viable indefinitely;
- a description of any historical evidence relied upon by management when making its conclusions;
- an explanation of your full consideration of the effects of obsolescence, demand, competition, and other economic factors (such as stability of the industry, known technological advances, uncertain or changing regulatory environment); and
- your consideration of any maintenance expenditures required to obtain the expected future cash flows from the asset.

Historical Financial Statements of HSW International, Inc.

61.   We note in the last sentence of page 18 that HSW International has only limited historical operations prior to the consummation of the merger with INTAC. We also note the historic HSW International financial information included within your pro forma data. Provide in your filing audited historical financial statements of HSW International and predecessor financial statements of this business pursuant to Item 14(e) of Form S-4.

62.   In addition, we note in footnote (3) on page 130 that HSW has incurred costs on behalf of HSW International. The income statement of HSW International should reflect all costs of doing business, including any costs incurred on its behalf by the parent company. Refer to SAB Topic 1:B.1. You should provide the

Mr. Jeffrey Arnold
HSW International, Inc.
April 13, 2007
p. 12

disclosures called for in Question 2 to SAB Topic 1.B.1. within the footnotes to your financial statements.

63.   Similarly, please revise the forepart to include the information for HSW International, Inc. as required by Items 14(f) and (j) of Form S-4.

INTAC International, Inc.

Form 10-K for the year ended September 30, 2006

Item 6 – Selected Financial Data, page 41

64.   Include the selected financial data for fiscal year December 31, 2002 as required by Item 301(a) of Regulation S-K or disclose why such information is not required.

Item 7A – Quantitative and Qualitative Disclosures about Market Risk, page 52

65.   Please chose between the three disclosure alternative of Item 305(a) of Regulation S-K and include the required quantified data for you foreign currency exchange rate risk.

Financial Statements

Consolidated Balance Sheet, page 62

66.   We note Mr. Zhou's pledge of 3 million shares of INTAC common stock under the Security and Pledge Agreement secures $2.2 million in supplier rebates receivable from T – Mobile Deutschland. In light of the fact that this receivable is fully reserved, disclose and explain to us why the company has not called upon Mr. Zhou to honor his pledge. It is also unclear why you fully reserved this receivable given that it appears to be fully recoverable from Mr. Zhou, please revise or explain to us your reasonable basis for your accounting and disclose.

(j) Intangible Assets, page 70

67.   Refer to the quarterly results of operations presented on page 84. We note the INTAC's revenue from continuing operations fell by over half between the quarters ending December 31, 2004 and March 31, 2005. Further, beginning with that March 31, 2005 quarter, INTAC has been experiencing losses form continuing operations, and has not yet recovered profitability. Tell us when you conducted your regular annual impairment testing in accordance with SFAS 142 for the September 30, 2006 and 2005 fiscal years. Tell us whether you conducted additional impairment testing per SFAS 142. Describe the events and

circumstances lead you to conclude that your intangible assets were not impaired at each testing and balance sheet date.

Distribution Business, page 72

68.   Refer to the last full paragraph of page 72 and explain to us why INTAC recognizes non-refundable licensing fees when received and not when they are earned. Please refer to all pertinent authoritative accounting literature in your response.

2. Discontinued Operations, page 76

69.   We note in your letter to the stockholders of INTAC, in your Form S-4, that the "distribution business sale cannot be completed unless the stockholders of INTAC (other than Mr. Zhou, his affiliates and associates) holding a majority of the outstanding shares (other than those shares held by Mr. Zhou, his affiliates and associates) on the record date for the special meeting adopt the share purchase agreement and approve the distribution business sale." In light of this circumstance, we do not understand how you were able to conclude management had the authority to commit the Company to the plan to sell the distribution business. Please advise us in detail and explain to us how you satisfy each of the criteria in paragraph 30 of SFAS No. 144 necessary in order to classify the business as held for sale.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joe Kempf, Staff Accountant, at (202) 551-3352, or Bob Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, at (202) 551-3389, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: *Via facsimile: 8610 6563 6001*
          Lee Edwards, Esq.
          Shearman & Sterling, LLP